Schnitzer & Kondub P.C.
                                            Certified Public Accountants
                                             550 Mamaroneck Avenue
                                           Harrison, New York 10528





Board of Directors



J-Bird Records, Inc.


We have audited the accompanying of statements of operations and changes in stockholders' equity and cash flows of J-Bird Records, Inc. for each of the years in the two-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, J-Bird Records, Inc.'s results of operations and cash flows for each of the years in the two year period ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company is in the process of raising capital to fund its operations. Although management believes that the financing will occur and it will become profitable, no assurance can be given that the financing will occur and the Company will become profitable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Schnitzer & Kondub P.C.
Harrison, New York
February 18, 1998








                          J-BIRD RECORDS, INC.
                        STATEMENTS OF OPERATIONS
                   YEARS ENDED DECEMBER 31, 1997 AND 1996




                                       1997           1996
Net sales                                    $  145,248          $  6,376

Cost of sales                             299,010              1,707
                                       __________          _________
                                         (153,762)             4,669

Operating expenses:
Advertising and promotion                      160,777             46,424
Professional fees                              113,393             48,000
Amortization and depreciation                        25,751              6,589
Salaries                                   61,175         6,358
Consulting fees                                 53,266             57,863
Rent                                             6,204              7,212
Travel and entertainment                        33,400             13,303
Selling expenses                                23,138              3,000
Administrative expenses                        151,680           47,897
                                       __________          _________
                                          628,784            236,646
                                       __________          _________

Net (loss)                                   ($782,546)         ($231,977)






















                        J-BIRD RECORDS, INC.
              STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                      YEARS ENDED DECEMBER 31, 1997 AND 1996

                   (IN DOLLARS, EXCEPT NUMBER OF SHARES)



                                 Common                Retained
                        Common    Stock      Paid-in   Earnings
                        Shares    Amount   Capital  (Deficit) Total
                         ________________________________________________
BALANCE AT
JANUARY 1, 1996               -        -        -        -         -

Net loss                 -         -        -       (231,977) (231,977)
Stock issued for cash         167,500  167,500   -        -        167,500
Stock issued for services     145,600  145,600   -        -         145,600
                        ________________________________________________

BALANCE AT
DECEMBER 31, 1996             313,100  313,100   -       (231,977)   81,123

Net loss                 -        -         -       (782,546)  (782,546)
Stock issued for cash         343,570  343,570   -        -         343,570
Stock issued for services     60,000   60,000      -        -
60,000
                        ________________________________________________

BALANCE AT
DECEMBER 31, 1997             716,670  716,670   -       (1,014,523)(297,853)
























                        J-BIRD RECORDS, INC.
                       STATEMENT OF CASH FLOWS
               YEARS ENDED DECEMBER 31, 1997 AND 1996
                            (ALL AMOUNTS IN DOLLARS)

                                        1997                1996
                                        ____________  ____________
Cash flows from (used in) operating activities

Adjustments to reconcile net (loss) to net
Cash from (used in) operating activities:

Net (loss)                                   (782,546)          (231,977)
Amortization and depreciation                      25,751        6,589
Stock issued for services                     60,000         118,351
Decrease in accounts receivable               (8,143)        (1,952)
Increase in inventory                         (5,501)       (48,265)
Increase in recording advances                (19,665)           -
Increase in accounts payable                   347,060           85,475
                                         ___________   ___________
Net cash (used in) operating activities            (383,044)          (71,779)

Cash flows from (used in) investing activities

Fixed assets acquired                         (85,606)        (90,827)
                                         ___________  ____________
Net cash (used in) investing activities            (85,606)           (90,827)

Cash flows from (used in) financing activities

Stock issued for cash                          343,570            167,500
Due to shareholder                         20,380            30,500
Notes payable                              70,000       -
Officer loan                               13,719            (13,719)
                                          ___________  ___________
Net cash from (used in) financing activities        447,669            184,281

Net increase in cash                           (20,981)           21,675

Cash, beginning of year                         21,675             -
                                          ___________     ___________
Cash, end of year                                $ 694            $ 21,675










J-Bird Records, Inc.
Notes to Statements of Operations, Changes in
Stockholders' Equity and Cash Flows
Years Ended December 31, 1997 and 1996


Note 1.  Organization and Significant Accounting Policies

J-Bird Records, Inc., a Connecticut corporation, is the first World Wide Web Recording Label (TM). The Company was officially launched on November 1, 1996 to market, distribute and sell music via a new medium - the Internet. At its Website, located at http://www.j-birdrecords.com, the Company attracts and signs recording artists through its on-line office and promotes, markets and sells their recordings through it's on-line record store.

The Company has experienced operating losses since its inception and has experienced significant cash flow problems. The Company is in the processing of raising capital through various services to fund its operations and has implemented certain operating strategies to obtain profitably.

On October 7, 1997, Caltron, Inc. entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records, Inc. for the equivalent number of shares of Caltron , Inc. The total number of shares exchanged in this transaction was 4,358,000. Upon entering into these agreements, Caltron, Inc. acquired J-Bird Records, Inc. On October 8, 1997, Caltron, Inc. changed its name to J-Bird Music Group LTD. J-Bird Records, Inc., is a wholly owned subsidiary of J-Bird Music Group LTD.

As a result of this transaction, the former shareholders of Caltron, Inc. will be the controlling shareholders of the Company. This transaction has been accounted for as purchase of J-Bird Records, Inc. by Caltron, Inc.

Fixed Assets

Fixed assets are recorded at cost and are being depreciated over their estimated useful lives ( 5 to 15 years).

Cash

For purposes of the statement of cash flows, the Company considers cash as cash held in operating accounts and all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventory

Inventory stated at the lower of cost or market (first in, first out) consists of musical CDs.

Revenue Recognition

Revenue is recorded when CDs are shipped from its fulfillment center. The Company maintains its inventory at a fulfillment center, which provides the shipping to customers.





Recording Advances

Recording advances represent advances against future royalties of certain recording artists. Royalties are accrued at 12% of an artist's sales.

Income Taxes

Prior to being acquired by Caltron, Inc. the Company elected to be taxed as a Subchapter S Corporation under the provisions of the Internal Revenue Code. Accordingly, taxable income will be reported on the tax returns of the individual shareholders. The Company is liable for certain state and local corporate taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. J-Bird Records, Inc./ Caltron Inc.

On October 7, 1997, Caltron, Inc. entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records, Inc. for the equivalent number of shares of the Company. The total number of common shares exchanged in this transaction was 4,358,000 and was valued at $1,840,000 Certain cash payments made and expenses incurred of $366,000 increased the purchase price to $ 2,206,000.

Note 3. Related Party Transactions

Certain shareholders perform legal and accounting services for the Company. The Company issued 55,000 and 75,000 shares of stock valued at $55,000 and $75,000 for services performed in 1997 and 1996 respectively.

Note 4.  Commitments and Contingencies

(a) Leases

The Company has an operating lease agreement for an office condominium. Aggregate annual minimum future rental payments under the lease are $31,650, in 1998: $ 31,650, in 1999: and $ 18,466 in 2000. The Company has an option to purchase the office condominium for $379,800 at the end of the lease.
Fifty percent of the aggregate lease payments would be applied to the purchase price.

(b)  Operating  Agreements

The Company has a one year agreement with a public relations firm that requires monthly payments of $4,500 in 1998.





( c) Royalty  Agreements

The Company typically has three year agreements with recording artists that require royalty payments at 12% of the artists' sales.

 (d) Common  Stock

During the years ended December 31, 1997 and 1996, the Company issued shares of its common stock. These shares were not registered under the Securities Act of 1933 based on the exemption from registration thereunder provided by section 4
(2), thereof for offerings not involving a public offering.

At December 31, 1997 options to purchase 60,000 shares of stock at $1 per share were outstanding.